News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 29, 2024

SEABRIDGE GOLD RELEASES COMPREHENSIVE

2023 SUSTAINABILITY REPORT

Toronto, Ontario… Seabridge Gold (TSX: SEA) (NYSE: SA) today announced the release of its 2023 Sustainability Report. The full report may be found here. This document covers many aspects of sustainability, from enhancing the benefits of our exploration activities to our Treaty and First Nation partners to supporting the social and economic infrastructure essential to the well-being of our surrounding communities. The report provides insights into the sustainability challenges we face and the measures we are taking to meet those challenges.

Chairman and CEO Rudi Fronk noted that "we are particularly proud of our achievements in the realm of diversity and inclusion at the Board of Directors level and throughout the organization. We have added Indigenous representation on the Board, and we have increased Indigenous participation in our management team. At the board level, 36% of our directors are women and several board committees are chaired by women. On our management team, female representation has risen to 53%."

The report documents the evolution of a safety culture in Seabridge, detailing the comprehensive safety practices introduced in 2023 and the procedures for measuring our progress that have been implemented. The gratifying result was the best safety performance in our company's history.

Our Board of Directors and Sustainability Committee continued the work of assessing our climate and nature-related risks and opportunities. As noted in the report, our KSM Project has the potential to be an industry-leading low carbon copper producer. We continue to look for additional opportunities to decarbonize and optimize our project design.  More broadly, our management team has formulated a robust analysis of our carbon footprint as a foundation for future steps towards a net zero profile for our company.

"Seabridge is recognized as an industry leader in engagement with First Nations, forming real working partnerships with our Indigenous neighbours and voluntarily rehabilitating the negative impact of legacy mining. We aim to stay ahead of the expectations of our partners and investors by deepening our understanding of how we can reduce our GHG emissions and our impact on the natural environment. Our aim is to be a trusted and valued member of the communities in which we operate," said Fronk.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com